UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

NRG ENERGY, INC.

(Name Of Subject Company (Issuer))

XCEL ENERGY INC.

AND
NRG ACQUISITION COMPANY, LLC
(Names Of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01
PER SHARE, OF NRG ENERGY, INC.

(Title Of Class Of Securities)
629377-10-2
(Cusip Number Of Class Of Securities)

XCEL ENERGY INC.
800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
ROBERT A. YOLLES, ESQ.
PETER D. CLARKE, ESQ.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

Check the appropriate boxes below to designate any transactions to which the statement relates:

  third-party tender offer subject to Rule 14d-1.

  issuer tender offer subject to Rule 13e-4.

  going-private transaction subject to Rule 13e-3.

  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as initially filed on March 13, 2002 and as amended on March 18, March 27, April 3, April 4, April 11, April 16, and May 7, 2002 (as previously amended and amended hereby, the “Schedule TO”) by Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), and NRG Acquisition Company, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Xcel Energy (the “Purchaser”), relating to the offer by Xcel Energy, on behalf of and as agent for the Purchaser, to exchange 0.5000 of a share of Xcel Energy common stock, par value $2.50 per share, including the associated share purchase rights, for each outstanding share of common stock, par value $0.01 per share, of NRG Energy, Inc., a Delaware corporation, on the terms and subject to the conditions set forth in Xcel Energy’s prospectus, dated April 3, 2002, as amended and supplemented by Xcel Energy’s prospectus supplement, dated April 4, 2002, and in the related letter of transmittal (as they may be amended or supplemented), copies of each of which have been filed as an Exhibit to the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

         The information provided under the caption “Information Concerning NRG and Recent Events” beginning on page 30 of the prospectus dated April 3, 2002, as amended and supplemented by the prospectus supplement dated April 4, 2002, is hereby further amended and supplemented by adding immediately before the last paragraph thereof the following:

“Xcel Energy has made a credit line of $300 million available to NRG. As of the date hereof, NRG had borrowed an aggregate principal amount of $170 million thereunder. In connection therewith, on each of April 15, 2002 and May 1, 2002, NRG issued to Xcel Energy a $150 million subordinated convertible note. The terms of each of the notes are substantially identical to the February 28, 2002 note. The interest rate of the two notes was 2.77% as of the date hereof. Like the February 28, 2002 loan, we will cancel the debt reflected by these notes if the offer and merger are completed, thereby effectively making a capital contribution to NRG. If the offer and merger are not completed, we plan to convert the debt into NRG Common Stock.”

         In addition, the third sentence of the third full paragraph under the caption “Information Concerning NRG and Recent Events” on page 31 of the prospectus dated April 3, 2002, as amended and supplemented by the prospectus supplement dated April 4, 2002 and this Amendment, is hereby deleted and replaced with the following:

          “The interest rate at February 28, 2002 was 3.01%.”

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended and supplemented by adding the following exhibits:

(d)(20)	$150 million subordinated promissory note issued by NRG Energy, Inc. in favor of Xcel Energy Inc. as of April 15, 2002.

(d)(21)	$150 million subordinated promissory note issued by NRG Energy, Inc. in favor of Xcel Energy Inc. as of May 1, 2002.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XCEL ENERGY INC.

By: /S/ EDWARD J. MCINTYRE
Edward J. McIntyre Vice President and Chief Financial Officer

NRG ACQUISITION COMPANY, LLC

By: /S/ PAUL E. PENDER
Paul E. Pender Treasurer

Dated the 13th day of May, 2002

EXHIBIT INDEX

(d)(20)	$150 million subordinated promissory note issued by NRG Energy, Inc. in favor of Xcel Energy Inc. as of April 15, 2002.

(d)(21)	$150 million subordinated promissory note issued by NRG Energy, Inc. in favor of Xcel Energy Inc. as of May 1, 2002.